CHIPOTLE MEXICAN GRILL, INC. 610 Newport Center Drive Newport Beach, CA 92660

May 19,  2021

Mr. Blaise Rhodes

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Re:      Chipotle Mexican Grill, Inc.

            Form 10-K for the Fiscal Year Ended December 31, 2020

            Form 8-K dated April 21, 2021

            File No. 001-32731

Dear Mr. Rhodes:

This letter is in response to your letter dated May 13, 2021 providing comments on Chipotle Mexican Grill, Inc.’s (“Chipotle”) Form 10-K for the Fiscal Year Ended December 31, 2020 and Form 8-K dated April 21, 2021. For your convenience, your comments have been reproduced in their entirety below, followed by Chipotle’s responses.

Item 2.02 Form 8-K dated April 21, 2021

Exhibit 99.1, page 1

1.

Your presentation of restaurant level operating margin excluding general and administration expenses, depreciation and amortization, and pre-operating costs appears to  be a non-GAAP financial measure. Please revise your disclosure to:

•

Provide the non-GAAP disclosures required in Item 10(e)(1)(i) of Regulation S-K.  Your restaurant level operating margin should be reconciled to income from operations as presented in your consolidated statements of income.

•	Present the most directly comparable GAAP operating margin with equal or greater prominence to this non-GAAP measure on page 1. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Chipotle’s Response:

In response to the Staff’s comment, we propose to revise our disclosures in future earnings releases to provide the non-GAAP disclosures required in Item 10(e)(1)(i) of Regulation S‑K, including a reconciliation of restaurant level operating margin to income from operations. Our proposed disclosure for future earnings releases would be substantially

Mr. Blaise Rhodes

Securities and Exchange Commission

May 19,  2021

similar to the disclosures attached as Exhibit A to this letter, with appropriate adjustments for events applicable to the periods covered by the earnings release.  Exhibit A is marked to show the changes from the original disclosure included in our Form 8-K dated April 21, 2021 that was reviewed by the Staff. Additionally, we will present GAAP income from operations with equal or greater prominence than non-GAAP restaurant level operating margin.

If you have any questions or additional comments with respect to this response, please contact the undersigned by phone at 949-292-1813 or by email at jmcconnell@chipotle.com.

Very truly yours,

/s/ Jamie McConnell
Jamie McConnell
Vice President, Controller

cc: John R. Hartung, Chief Financial Officer

     Helen Kaminski, Vice President, Deputy General Counsel

Exhibit A

Proposed Revisions to Current Disclosure Regarding Restaurant Level Operating Margin

The following provides a reconciliation of non-GAAP financial measures presented in the text above to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Restaurant Level Operating Margin, a non-GAAP financial measure, is equal to the revenues generated by our restaurants less their direct operating costs which consist of food, beverage and packaging, labor, occupancy and other operating costs. This performance measure primarily includes the costs that restaurant level managers can directly control and excludes other operating costs that are essential to conduct our business, as detailed in the table below.  Management uses restaurant level operating margin as a measure of restaurant performance. Management believes restaurant level operating margin is useful to investors in that it highlights trends in our core business that may not otherwise be apparent to investors when relying solely on GAAP financial measures. Because other companies may calculate restaurant level operating margin differently than we do, restaurant level operating margin as presented herein may not be comparable to similarly titled measures reported by other companies.

Restaurant Level Operating Margin

	Three months ended March 31,
	2021		2020
	(unaudited)		(unaudited)
Income from operations	$161,442	9.3%	$71,121	5.0%
Non-GAAP adjustments:
General and administrative expenses	155,103	8.9	106,470	7.5
Depreciation and amortization	63,122	3.6	58,374	4.1
Pre-opening costs	3,421	0.2	3,566	0.3
Impairment, closure costs, and asset disposals	5,668	0.3	9,336	0.7
Total non-GAAP adjustments	$227,314	13.0%	$177,746	12.6%
Restaurant level operating margin	$388,756	22.3%	$248,867	17.6%